SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DIVIDEND AND INCOME FUND, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25538A105
(CUSIP Number)

John F. Ramirez, Esq.
Bexil Securities LLC
11 Hanover Square
New York, NY 10005
212-785-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25538A105	Page 1 of 6 Pages

1	Names of Reporting Persons Bexil Securities LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	1,543,090 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	1,543,090 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,543,090 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		6.42%
14	Type of Reporting Person (See Instructions)		BD

CUSIP No. 25538A105	Page 2 of 6 Pages

1	Names of Reporting Persons Bexil Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	1,543,090 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	1,543,090 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,543,090 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		6.42%
14	Type of Reporting Person (See Instructions)		HC

CUSIP No. 25538A105	Page 3 of 6 Pages

1	Names of Reporting Persons Midas Securities Group, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	1,543,090 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	1,543,090 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,543,090 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		6.42%
14	Type of Reporting Person (See Instructions)		BD

CUSIP No. 25538A105	Page 4 of 6 Pages

1	Names of Reporting Persons Winmill & Co. Incorporated
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	1,543,090 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	1,543,090 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,543,090 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		6.42%
14	Type of Reporting Person (See Instructions)		HC

CUSIP No. 25538A105	Page 5 of 6 Pages

1	Names of Reporting Persons Bassett S. Winmill
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	1,543,090 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	1,543,090 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,543,090 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		6.42%
14	Type of Reporting Person (See Instructions)		IN

CUSIP No. 25538A105	Page 6 of 6 Pages

1	Names of Reporting Persons Thomas B. Winmill
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF, PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	20,500 Shares
	8	Shared Voting Power	1,543,090 Shares
	9	Sole Dispositive Power	20,500 Shares
	10	Shared Dispositive Power	1,543,090 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,563,590 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		6.51%
14	Type of Reporting Person (See Instructions)		IN

Item 1.  Security and Issuer.

This Schedule 13D relates to the shares of Common Stock of Dividend and Income Fund, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 11 Hanover Square, New York, NY 10005.

Item 2.  Identity and Background.

(a)– (c)
This Schedule 13D is being filed by Bexil Securities LLC (a Maryland corporation), a registered broker/dealer (“BXLS”), Bexil Corporation, a Maryland corporation whose securities are traded in the over-the-counter market under the symbol BXLC (“BXLC”), Midas Securities Group, Inc. (a Delaware corporation), a registered broker dealer (“MSG”), Winmill & Co. Incorporated, a Delaware corporation whose securities are traded on the over-the-counter market under the symbol WNMLA (“WCI”), Bassett S. Winmill, and Thomas B. Winmill (the “Reporting Persons”).  The business address of each (except Bassett S. Winmill and Thomas B. Winmill) is 11 Hanover Square, New York, NY 10005.  Bassett S. Winmill’s business address is Box 362 - 5 Sailers Way, Rumson, NJ 07760 and Thomas B. Winmill’s business address is PO Box 4, Walpole, NH 03608.  Further information is attached in Exhibit A.

(d)         None.

(e)         None.

(f)          BXLS and BXLC are Maryland corporations.  MSG and WCI are Delaware corporations.  Bassett S. Winmill and Thomas B. Winmill are citizens of the U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

BXLS used working capital.  Thomas B. Winmill used personal funds.  BXLC, MSG, and WCI may be deemed to have indirect beneficial ownership.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes.

Notwithstanding any of the foregoing, the Reporting Persons may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

Item 5.  Interest in Securities of the Issuer.

(a)
As of March 2, 2012, the reporting Persons believe there are 24,034,240 shares of Common Stock outstanding.  BXLS, BXLC, MSG, WCI, and Bassett S. Winmill may be deemed to be the beneficial owners of 1,543,090 shares of Common Stock which constitute approximately 6.42% of the outstanding shares of Common Stock.  Thomas B. Winmill may be deemed to be the beneficial owner of 1,563,590 shares of Common Stock which constitute approximately 6.51% of the outstanding shares of Common Stock.  BXLS, BXLC, MSG, WCI and Bassett S. Winmill disclaim beneficial ownership of the shares held by Thomas B. Winmill.  Bassett S. Winmill disclaims beneficial ownership of the shares held by BXLS, BXLC, MSG, and WCI.  Thomas B. Winmill disclaims beneficial ownership of the shares held by BXLS, BXLC, MSG, WCI and Bassett S. Winmill.

(b)	Power to vote and to dispose of the securities resides with the Reporting Persons.

(c)	During the last sixty days, the following transactions were effected in the common stock of the Issuer:

Reporting Person	Date	Buy/Sell	Number of Shares	Price Per Share	Where and How Transaction Effected
BXLS	1/6/12	Buy	810,044	3.18	See Note 1.
Thomas B. Winmill	1/6/12	Buy	15,000	3.18	See Note 1.
BXLS	2/22/12	Buy	50,000	3.53	New York Stock Exchange
BXLS	2/23/12	Buy	12,934	3.53	New York Stock Exchange
BXLS	2/24/12	Buy	34,800	3.56	New York Stock Exchange
BXLS	2/27/12	Buy	2,938	3.56	New York Stock Exchange
BXLS	2/28/12	Buy	50,000	3.58	New York Stock Exchange
BXLS	2/29/12	Buy	31,362	3.59	New York Stock Exchange
BXLS	3/1/12	Buy	50,000	3.65	New York Stock Exchange
BXLS	3/2/12	Buy	50,000	3.67	New York Stock Exchange
BXLS	3/5/12	Buy	50,000	3.66	New York Stock Exchange

1.  Represents shares purchased in connection with the Issuer's Rights Offering which expired on December 23, 2011.

(d)	None.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

BXLC is the sole member of BXLS.  BXLC is a New York based holding company.  MSG owns approximately 22% of the outstanding shares of BXLC.  MSG, a registered broker/dealer, is a wholly owned subsidiary of WCI.  WCI is also a New York based holding company.  Bassett S. Winmill may be deemed to be a controlling person of WCI and, therefore may be deemed to be a controlling person of MSG.  BXLC is also the sole member of Bexil Advisers LLC (“BXLA”), the investment manager of the Issuer.

Effective February 1, 2011, BXLA assumed the role of investment manager of the Issuer from Chartwell Investment Partners, L.P.  Under the terms of the Investment Management Agreement (the “IMA”), the Issuer pays a monthly fee for investment advisory services at an annual rate of 0.95% of the Issuer’s Managed Assets.  “Managed Assets” means the average weekly value of the Issuer’s total assets minus the sum of the Issuer’s liabilities, which liabilities exclude debt relating to leverage, short term debt, and the aggregate liquidation preference of any outstanding preferred stock.  BXLA has contractually agreed to waive up to 10 basis points annually of the fees payable to it under the IMA to the extent that the ratio stated as a percentage of the Issuer’s direct operating expenses (the Issuer’s total operating expenses (excluding commercial paper fees and interest expense, borrowing interest and fees, brokerage commissions, taxes, fees and expense of investing in other investment companies, and extraordinary expenses)) to the Issuer’s Managed Assets exceeds 1.58%. The fee waiver agreement commenced February 1, 2011 and, unless sooner amended or terminated with the approval of the Issuer’s Board of Directors, shall continue in effect for two years, or if sooner, upon termination of the IMA.

Additionally, pursuant to the IMA, the Issuer reimburses BXLA for providing at cost certain administrative services comprised of compliance and accounting services.

Certain officers and directors of the Issuer are officers and managers of BXLA.

Bassett S. Winmill, a Reporting Person, may be deemed to be a controlling person of WCI and MSG.  Each of Thomas B. Winmill and Thomas O’Malley are managers and officers of BXLS and BXLA. Thomas B. Winmill is a director and officer of WCI, MSG, BXLC, and the Issuer.  Each of Thomas O’Malley is an officer and/or director and John F. Ramirez is an officer of WCI, MSG, BXLC, BXLS, BXLA, and the Issuer.  The Issuer has audit and nominating committees comprised of directors Bruce B. Huber, James E. Hunt, and Peter K. Werner.  The function of the audit committee is routinely to review financial statements and other audit-related matters as they arise throughout the year.  The nominating committee, among other things, nominates candidates to the Board of Directors.  The Issuer has an executive committee comprised of Thomas B. Winmill.

Item 7.  Materials to Be Filed as Exhibits

Exhibit A:	Certain information concerning the Issuer’s and BXLS’ directors and executive officers.

Exhibit B:	Agreement to file SC 13D jointly.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2012
Bexil Securities LLC
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Chief Compliance Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2012

Bexil Corporation
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Chief Compliance Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2012

Midas Securities Group, Inc.
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Chief Compliance Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2012

Winmill & Co. Incorporated
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Chief Compliance Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2012

By: /s/John F. Ramirez on behalf of Bassett S. Winmill by Power of Attorney
Name: Bassett S. Winmill

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2012
By: /s/Thomas B. Winmill
Name: Thomas B. Winmill

EXHIBIT A

The business address for all entities and individuals (except Bassett S. Winmill and Thomas B. Winmill) listed in this Exhibit A is 11 Hanover Square, 12th Floor, New York, NY 10005. Bassett S. Winmill’s business address is Box 362 - 5 Sailers Way, Rumson, NJ 07760 and Thomas B. Winmill’s business address is PO Box 4, Walpole, NH 03608.

Bexil Corporation (“BXLC”) is the sole member of Bexil Securities LLC (“BXLS”).  Midas Securities Group, Inc. (“MSG”) owns approximately 22% of the outstanding shares of BXLC.  MSG is a wholly owned subsidiary of Winmill & Co. Incorporated, a Delaware company whose securities are traded in the over-the-counter market (“WCI”).  Bassett S. Winmill may be deemed to be a controlling person of WCI on the basis of his ownership of 100% of WCI’s voting stock and, therefore, may also be deemed to be a controlling person of MSG.  Thomas B. Winmill may be deemed to be a controlling person of BXLS, MSG, WCI, BXLC, and the Issuer on the basis of his position as President of each.

The managers of BXLS are Thomas B. Winmill and Thomas O’Malley.  The directors of BXLC are Douglas Wu, Edward G. Webb, Jr., Charles A. Carroll, and Thomas B. Winmill.  The directors of MSG are Thomas O’Malley and Thomas B. Winmill.  The directors of WCI are Bassett S. Winmill, Mark C. Winmill, and Thomas B. Winmill.  The directors of the Issuer are Bruce B. Huber, James E. Hunt, Peter K. Werner, and Thomas B. Winmill.

Information relevant to each director of the Issuer deemed to be an interested person of the Issuer as defined by the Investment Company Act of 1940:

Name, Position(s) Held with Fund, Term of Office, Principal Occupation for Past Five Years, and Age	Director Since
THOMAS B. WINMILL, ESQ. – He is President, Chief Executive Officer, and Chief Legal Officer of the Issuer,  other investment companies managed by affiliates of the Investment Manager of the Issuer, the Investment Manager of the Issuer (Bexil Advisers LLC), CEF Advisers, Inc., Midas Management Corporation (registered investment advisers, collectively the “Advisers”), BXLS and MSG (registered broker-dealers, collectively the “Broker- Dealers”), BXLC, and WCI. He is General Counsel of Tuxis Corporation. He is Chairman of the Investment Policy Committee of each of the Advisers (the “IPCs”), which currently manage the Issuer, Global Income Fund, Inc. and Midas Perpetual Portfolio, Inc., and he is the portfolio manager of Midas Fund, Inc. He is a member of the SEC Rules Committee of the Investment Company Institute. He is the son of Bassett S. Winmill. He was born on June 25, 1959.
2011

The non-director executive officers of the Issuer and their relevant biographical information are set forth below:

Bassett S. Winmill Born February 10, 1930
Chief Investment Strategist since 2011. He is also Chief Investment Strategist of the Advisers, Chairman of the Board of  WCI., and portfolio manager of Foxby Corp. and Midas Magic, Inc. He is a member of the IPCs. He also is a member of the New York Society of Security Analysts, the Association for Investment Management and Research, and the international Society of Financial Analysts. He is the father of Thomas B. Winmill.

Thomas O’Malley Born on July 22, 1958
Chief Accounting Officer, Chief Financial Officer, Vice President, and Treasurer of the Issuer since 2011. He is also Chief Accounting Officer, Chief Financial Officer, Vice President, and Treasurer of other investment companies managed by affiliates of the Investment Manager of the Issuer, the Advisers, the Broker-Dealers, BXLC, WCI, and Tuxis Corporation. He is a certified public accountant.

John F. Ramirez, Esq. Born on April 29, 1977
Chief Compliance Officer, Associate General Counsel, AML Officer, Vice President, and Secretary of the Issuer since 2011. He is also Chief Compliance Officer, Associate General Counsel, AML Officer, Vice President, and Secretary of other investment companies managed by affiliates of the Investment Manager of the Issuer, the Advisers, the Broker-Dealers, BXLC, WCI, and Tuxis Corporation. He is a member of the IPCs. He also is a member of the New York State Bar and the Chief Compliance Officer Committee and the Compliance Advisory Committee of the Investment Company Institute.

Heidi Keating Born March 28, 1959
Vice President since 2011. She is also Vice President of other investment companies managed by affiliates of the Investment Manager of the Issuer, the Advisers, BXLC, WCI, and Tuxis Corporation. She is a member of the IPCs.

The following table presents certain information regarding the direct and/or indirect beneficial ownership of the Issuer's shares as of March 5, 2012 by each foregoing officer and/or director of the Issuer.

Name of Officer or Director	Number of Shares
Thomas B. Winmill	1,563,590
Bassett S. Winmill	1,543,090
Thomas O’Malley	0
John F. Ramirez	0
Heidi Keating	0

EXHIBIT B

AGREEMENT

 AGREEMENT dated as of January 17, 2012 between Bexil Securities LLC, a Maryland corporation ("BXLS"), Bexil Corporation ("BXLC"), a Maryland Corporation,  Midas Securities Group, Inc., a Delaware corporation ("MSG"), Winmill & Co. Incorporated, a Delaware Corporation ("WCI"), Bassett S. Winmill and Thomas B. Winmill.

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

NOW, THEREFORE, the undersigned hereby agree as follows:

1.
The Schedule 13D and all amendments thereto with respect to Dividend and Income Fund, Inc. to which this is attached as Exhibit B are filed on behalf of BXLS, BXLC,  MSG, WCI, Bassett S. Winmill and Thomas B. Winmill.

2.
Each of BXLS, BXLC, MSG, WCI, Bassett S. Winmill and Thomas B. Winmill is responsible for the completeness and accuracy of the information  concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information  concerning any other person making such filing, unless such person knows or has reason to believe that such information is accurate.

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

SIGNATURE

Bexil Securities LLC
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Chief Compliance Officer

Bexil Corporation
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Chief Compliance Officer

Midas Securities Group, Inc.
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Chief Compliance Officer

Winmill & Co. Incorporated
By: /s/John F. Ramirez
Name: John F. Ramirez
Title: Chief Compliance Officer

By: /s/John F. Ramirez on behalf of Bassett S. Winmill by Power of Attorney
Name: Bassett S. Winmill

By: /s/Thomas B. Winmill
Name: Thomas B. Winmill